Exhibit 99.1

Acquity Group Limited Reports Results for First Quarter 2013

— Three Months Revenues of $33.8 Million —

— Three Months IFRS Operating Profit of $1.5 Million —

Chicago, May 29, 2013 - Acquity Group Limited (“Acquity Group” or the “Company”) (NYSE MKT: AQ) today reported the following unaudited financial results for the first quarter 2013.

Financial highlights for the three month period ended March 31, 2013, compared to the three month period ended March 31, 2012

•                  Revenues of $33.8 million compared to $34.5 million for the three month period ended March 31, 2012.

•                  IFRS operating profit was $1.5 million compared to $7.1 million for the three month period ended March 31, 2012.

•                  IFRS operating profit, excluding amortization of purchased intangible assets and share based payment expense was $2.7 million compared to $7.9 million for the three month period ended March 31, 2012.  Refer to the “Reconciliation of Non-IFRS Financial Measures to IFRS Profit” in the tables that follow for additional details of all non-IFRS financial measures.

•                  IFRS profit attributable to equity holders of the Company was $0.8 million, or $0.04 per American depositary share (“ADS”), compared to $3.8 million, or $0.21 per ADS, for the three month period ended March 31, 2012.

•                  Non-IFRS adjusted profit attributable to equity holders of the Company was $1.6 million, or $0.07 per ADS, compared to $4.3 million, or $0.23 per ADS, for the three month period ended March 31, 2012.

•                  Non-IFRS adjusted EBITDA was $3.4 million for the three month period ended March 31, 2013, compared to $8.4 million for the three month period ended March 31, 2012.

•                  As of March 31, 2013, the Company had unrestricted cash and cash equivalents of $31.4 million.

Non-IFRS Financial Measures

Acquity Group provides non-IFRS financial measures to complement reported IFRS results. Management believes these measures help illustrate underlying trends in the Company’s business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the Company’s business and evaluating its performance.  The Company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS results that exclude interest, income tax provisions, depreciation and amortization, IPO costs, equity in losses of its associates, acquisition costs and other related charges, and share based payment expenses among other costs.  Consequently, Acquity Group’s non-IFRS financial measures should not be evaluated in isolation or as a substitute for IFRS measures; but, should be considered together with its consolidated financial statements, which are prepared according to IFRS.

Special Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “confident,” “continue,” “estimate,” “expect,” “future,” “intend,” “is currently reviewing,” “it is possible,” “likely,” “may,” “plan,” “potential,” “will,” or other similar expressions or the negative of these words or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy, and financial needs. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this announcement. Potential risks and uncertainties include, but are not limited to, the risks outlined in the Company’s Registration Statement on Form F-1 and other documents filed with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this announcement and in the attachments is as of the date of this announcement, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

About Acquity Group

Acquity Group is a leading Brand eCommerce™ and Digital Marketing company that leverages the Internet, mobile devices, and social media to enhance its clients’ brands and e-commerce performance. It is the digital agency of record for a number of well-known global brands in multiple industries. Acquity Group has served more than 600 companies and their global brands through thirteen offices in North America. For more information about Acquity Group, visit acquitygroup.com.

Investor Relations Contact

Jessica Barist Cohen
Ogilvy Financial, New York
Phone: (646)460-9989
E-mail: aq@ogilvy.com

Acquity Group Limited

Consolidated Statements of Comprehensive Income - Unaudited

(Amounts in thousands, except per share data)

	Three Month Periods Ended
	March 31, 2013		March 31, 2012

Revenues	$33,763	100.0%	$34,493	100.0%
Cost of revenues	20,563	60.9%	18,458	53.5%
Gross profit	13,200	39.1%	16,035	46.5%

Selling and marketing expenses	2,919	8.6%	2,110	6.1%
Administrative expenses	8,829	26.1%	6,707	19.4%
Costs associated with initial public offering	—	0.0%	116	0.3%
Operating profit	1,452	4.3%	7,102	20.6%

Other non-operating expense, net	(5)	0.0%	—	0.0%
Finance income/(costs), net	19	0.1%	(15)	(0.0)%
Equity in losses of associates	—	0.0%	(442)	(1.3)%
Profit before tax	1,466	4.3%	6,645	19.3%

Income tax expense	642	1.9%	2,864	8.3%
Profit	$824	2.4%	$3,781	11.0%

Profit/(loss) attributable to:
Equity holders of the Company	$824	2.4%	$3,845	11.1%
Non-controlling interests	—	0.0%	(64)	(0.2)%
Profit	$824	2.4%	$3,781	11.0%

Other comprehensive profit:
Profit	$824	2.4%	$3,781	11.0%
Currency translation differences	(2)	0.0%	(2)	(0.0)%
Comprehensive profit	$822	2.4%	$3,779	11.0%

Comprehensive profit attributable to:
Equity holders of the Company	$822	2.4%	$3,843	11.1%
Non-controlling interests	—	0.0%	(64)	(0.2)%
Comprehensive profit	$822	2.4%	$3,779	11.0%

Profit per share attributable to equity holders of the Company:
American depositary shares (1)	$0.04		$0.21
Ordinary shares	$0.02		$0.10

Shares used in computing profit per share:
American depositary shares (1)	23,516.4		18,738.6
Ordinary shares	47,032.8		37,477.3

(1)              On May 2, 2012, the Company completed the IPO of its American depositary shares representing ordinary shares and is now listed on NYSE MKT under the stock symbol “AQ.”  Pursuant to our registration statement filed with the U.S. Securities and Exchange Commission, each American depositary share presented in the consolidated statement of comprehensive income represents two ordinary shares outstanding.

Acquity Group Limited

Consolidated Balance Sheets - Unaudited

(Amounts in thousands)

	March 31, 2013	December 31, 2012
Assets
Non-current assets:
Property and equipment, net	$5,571	$5,872
Intangible assets	23,204	23,849
Other non-current assets	87	87
Investment in associates	189	189
Deferred tax assets	6,043	5,985
	35,094	35,982
Current assets:
Trade receivables, net	27,483	26,641
Unbilled receivables	10,779	9,865
Due from customers under fixed-price contracts	479	62
Prepayments and other receivables	1,945	1,852
Cash and cash equivalents	31,387	36,454
	72,073	74,874
Total assets	$107,167	$110,856

Equity and Liabilities
Equity:
Issued capital	$5	$5
Capital reserve	96,577	96,577
Additional paid in capital	622	—
Other comprehensive profit	(2)	—
Retained loss	(3,335)	(4,159)
Equity attributable to equity holders of the Company	93,867	92,423

Non-current liabilities:
Other	6,856	6,590
	6,856	6,590
Current liabilities:
Trade payables	1,971	2,343
Other payables and accruals	4,314	8,508
Due to customers under fixed-price contracts	159	154
Accrued income taxes	—	838
	6,444	11,843
Total liabilities	13,300	18,433
Total equity and liabilities	$107,167	$110,856

Acquity Group Limited

Consolidated Statements of Changes in Equity - Unaudited

(Amounts in thousands)

	Issued Capital	Capital Reserve	Additional Paid in Capital	Other Comprehensive Income	Retained Profit/(Loss)	Equity Attributable To Equity Holders Of The Company	Non-Controlling Interests	Total Equity

As of 1 January 2012	$4	$71,030	$—	$68	$(7,413)	$63,689	$745	$64,434
Profit/(loss) for the period	—	—	—	—	3,845	3,845	(64)	3,781
Other comprehensive profit	—	—	—	2	—	2	—	2
Total for the period	—	—	—	2	3,845	3,847	(64)	3,783
As of 31 March 2012	$4	$71,030	$—	$70	$(3,568)	$67,536	$681	$68,217
Profit/(loss) for the period	—	—	—	—	1,154	1,154	(40)	1,114
Other comprehensive profit	—	—	—	(69)	—	(69)	—	(69)
Issuance of American depositary shares (1)	1	28,666	—	—	—	28,667	—	28,667
American depositary shares offering costs (1)	—	(3,119)	—	—	—	(3,119)	—	(3,119)
Total for the period	1	25,547	—	(69)	1,154	26,633	(40)	26,593
As of 30 June 2012	$5	$96,577	$—	$1	$(2,414)	$94,169	$641	$94,810
Profit/(loss) for the period	—	—	—	—	3,177	3,177	(42)	3,135
Other comprehensive profit	—	—	—	(44)	—	(44)	—	(44)
Total for the period	—	—	—	(44)	3,177	3,133	(42)	3,091
As of 30 September 2012	$5	$96,577	$—	$(43)	$763	$97,302	$599	$97,901
Loss for the period	—	—	—	—	(4,922)	(4,922)	(571)	(5,493)
Other comprehensive profit	—	—	—	43	—	43	(28)	15
Total for the period	—	—	—	43	(4,922)	(4,879)	(599)	(5,478)
As of 31 December 2012	$5	$96,577	$—	$—	$(4,159)	$92,423	$—	$92,423
Profit for the period	—	—	—	—	824	824	—	824
Share based payments	—	—	622	—	—	622	—	622
Other comprehensive profit	—	—	—	(2)	—	(2)	—	(2)
Total for the period	—	—	622	(2)	824	1,444	—	1,444
As of 31 March 2013	$5	$96,577	$622	$(2)	$(3,335)	$93,867	$—	$93,867

(1)                                 During the three month period ended June 30, 2012, the Company recorded an additional issued capital and capital reserve related to the issuance of the Company’s IPO of American depositary shares, which began trading on NYSE MKT on April 27, 2012, and was offset by costs associated with the IPO in accordance with IFRS rules.

Acquity Group Limited

Consolidated Statements of Cash Flows - Unaudited

(Amounts in thousands)

	Three Month Periods Ended
	March 31, 2013	March 31, 2012
Operating activities:
Profit before tax	$1,466	$6,645
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Non-cash:
Depreciation of property and equipment	679	481
Amortization of intangible assets and straight-line rent	626	652
Impairment loss of trade receivables	222	126
Finance costs, net	(19)	15
Equity in losses of associates	—	442
Share based payments	622	—
Other	3	2
Working capital adjustments:
Trade receivables and unbilled receivables	(1,978)	(6,010)
Due from customers under fixed-price contracts	(417)	(222)
Prepayment and other receivables	(4)	(667)
Trade payables	(372)	366
Other payables and accruals	(4,165)	(2,342)
Due to customers under fixed-price contracts	5	(23)
Other non-current assets	—	(4)
Income tax paid	(1,357)	(189)
Net cash flows used in operating activities	(4,689)	(728)

Investing activities:
Purchase of property and equipment	(378)	(881)
Increase in restricted cash	—	(2,162)
Net cash flows used in investing activities	(378)	(3,043)

Net decrease in cash and cash equivalents	(5,067)	(3,771)

Cash and cash equivalents at the beginning of the period	36,454	6,875
Cash and cash equivalents at the end of the period	$31,387	$3,104

Acquity Group Limited

Reconciliation of Non-IFRS Financial Measures to IFRS Profit - Unaudited (1)

(Amounts in thousands, except per share data)

	Three Month Periods Ended
	March 31, 2013	March 31, 2012

IFRS profit attributable to equity holders, as reported	$824	$3,845
Finance (income)/costs, net	(19)	15
Income tax expense	642	2,864
Depreciation and amortization:
Property and equipment	679	481
Intangible assets	645	645
Costs associated with initial public offering (2)	—	116
Equity in losses of associates	—	442
Share based payments	622	—
Non-IFRS adjusted EBITDA	$3,393	$8,408

	Three Month Periods Ended
	March 31, 2013	March 31, 2012

IFRS operating profit, as reported	$1,452	$7,102
Costs associated with initial public offering (2)	—	116
Amortization of intangible assets	645	645
Share based payments	622	—
Non-IFRS operating profit	$2,719	$7,863

	Three Month Periods Ended
	March 31, 2013	March 31, 2012

IFRS profit attributable to equity holders, as reported	$824	$3,845
Costs associated with initial public offering (2)	—	116
Amortization of intangible assets, net of tax	387	381
Share based payments, net of tax	398	—
Non-IFRS adjusted profit	$1,609	$4,342

Adjusted profit per share attributable to equity holders of the Company:
American depositary shares (3)	$0.07	$0.23
Ordinary shares	$0.03	$0.12

Shares used in computing profit per share:
American depositary shares (3)	23,516.4	18,738.6
Ordinary shares	47,032.8	37,477.3

(1)              The Company includes these adjusted calculations for the three month periods ended March 31, 2013 and March 31, 2012 because management believes they are useful to investors in that they provide for greater transparency with respect to supplemental information used by management in its financial and operational decision making.

Accordingly, the Company believes that the presentation of this analysis, when used in conjunction with IFRS financial measures, is a useful financial analysis tool that can assist investors in assessing the Company’s operating performance and underlying prospects. This analysis should not be considered in isolation or as a substitute for profit/(loss) prepared in accordance with IFRS. This analysis, as well as the other information in this press release, should be read in conjunction with the Company’s financial statements and related footnotes contained in the documents that the Company files with the U.S. Securities and Exchange Commission.

(2)              The three month period ended March 31, 2012 includes costs associated with the Company’s IPO of American depositary shares, which began trading on NYSE MKT on April 27, 2012. The Company recorded this charge in accordance with IFRS rules, which allow the Company to (1) fully capitalize costs directly attributable to the IPO and (2) capitalize a portion of costs indirectly attributable to the IPO, based on the size of the offering.

(3)              On May 2, 2012, the Company completed the IPO of its American depositary shares representing ordinary shares and is now listed on NYSE MKT under the stock symbol “AQ.” Pursuant to our registration statement filed with the U.S. Securities and Exchange Commission, each American depositary share presented in the Reconciliation of Non-IFRS Financial Measures to IFRS Profit represents two ordinary shares outstanding.